Exhibit 21.1   Subsidiaries of Apollo Medical Holdings, Inc

Name	Jurisdiction of Operations

Apollo Medical Management, Inc	California

Pulmonary Critical Care Management, Inc.	California

Aligned Healthcare, Inc	California